CupCrew, LLC

Statement of Changes in Members' Equity

From February 22, 2022 (Inception) to December 31, 2023

(Unaudited)

	Units	Paid in Capital	Accumulated Deficit	Total Members' Equity
Balance, February 22, 2023 (Inception)	-	$ -	$ -	$ -
Issuance of common units to founders	11,450,000	-	-	-
Equity based compensation	2,853,659	1,170,000		1,170,000
Net loss period ended December 31, 2022	-	-	(1,170,000)	(1,170,000)
Balance, December 31, 2023	14,303,659	1,170,000	$ (1,170,000)	$ -